FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Three Months Period Ended June 30, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 31, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Summary of Financial Statements for the Three Months Period Ended June 30, 2019 (IFRS, Consolidated)
July 31, 2019

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of securities report submission: August 9, 2019
Scheduled date of dividend payment commencement: –
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three Months Period Ended June 30, 2019 (April 1 to June 30, 2019)

(1)	Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three months period ended June 30, 2019	849,121	88.8	9,866	(90.0)	(25,186)	—	(20,636)	—
Three months period ended June 30, 2018	449,834	0.4	98,870	(49.3)	93,863	(52.7)	78,080	(46.1)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three months period ended June 30, 2019	(20,660)	—	(152,263)	—	(13.28)		(13.28)
Three months period ended June 30, 2018	78,242	(46.0)	89,351	(56.4)	100.05		99.49

	Core Operating Profit		Underlying Core EPS
	(Billion JPY)	(%)	(JPY)
Three months period ended June 30, 2019	283.0	142.3	124
Three months period ended June 30, 2018	116.8	9.8	n/a

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2019	13,550,424	4,874,451	4,870,365	35.9	3,124.90
As of March 31, 2019	13,900,023	5,163,588	5,159,582	37.1	3,318.53

2.Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
Fiscal 2018	—	90.00	—	90.00	180.00
Fiscal 2019	—
Fiscal 2019 (Projection)		90.00	—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for Fiscal 2019 (April 1, 2019 to March 31, 2020)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
Fiscal 2019	3,300,000	57.4	910,000	98.1	(166,000)	-	(342,000)	-	(367,700)	-	(236.05)

(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Fiscal 2019 Management Guidance (Excluding any impact of divestitures)
Underlying Revenue Growth	Flat to slightly increasing
Underlying Core Operating Profit Margin	Mid- to - high- twenties
Underlying Core EPS	360 - 380 yen
(Note) Please refer to page 5 for details of "Underlying growth".
From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.

Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: Yes
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No
(Note) For details of changes in accounting policies, refer to “2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes (6) Notes to Condensed Interim Consolidated Financial Statements (Significant Accounting Policies)” on page 19.

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at term end:
June 30, 2019	1,576,356,908 shares
March 31, 2019	1,565,005,908 shares

2) Number of shares of treasury stock at term end:
June 30, 2019	17,788,229 shares
March 31, 2019	10,225,845 shares

3) Average number of outstanding shares (for the three months period ended June 30):
June 30, 2019	1,555,727,523 shares
June 30, 2018	782,000,820 shares

*  This summary of quarterly financial statements is exempt from quarterly review procedures
*  Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Three Months Period Ended June 30, 2019 (3) Outlook for Fiscal 2019" on page 10.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of July 31, 2019) and the audio of the conference will be promptly posted on Takeda’s website.
(Takeda Website):
http://www.takeda.com/investors/reports/

Attachment Index

1. Financial Highlights for the Three Months Period Ended June 30, 2019
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2019)

	Billion JPY
	FY2018 Q1	FY2019 Q1	Change versus the same period of the previous year
Revenue	449.8	849.1	399.3	88.8%
Cost of Sales	(120.6)	(300.6)	(180.0)	149.3%
Selling, General and Administrative expenses	(145.0)	(239.2)	(94.2)	64.9%
Research and Development expenses	(72.0)	(116.9)	(44.9)	62.4%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(24.0)	(148.3)	(124.2)	517.2%
Other Operating Income	9.3	6.7	(2.6)	(28.2)%
Other Operating Expenses	1.4	(41.0)	(42.3)	-
Operating Profit	98.9	9.9	(89.0)	(90.0)%
Finance Income	6.2	8.7	2.4	39.2%
Finance Expenses	(14.8)	(46.1)	(31.3)	211.4%
Shares of Profit of Investments Accounted for Using the Equity Method	3.6	2.3	(1.2)	(34.2)%
Profit (Loss) Before Income Tax	93.9	(25.2)	(119.0)	(126.8)%
Income Tax Expenses	(15.8)	4.6	20.3	(128.8)%
Net Profit (Loss) for the Period	78.1	(20.6)	(98.7)	(126.4)%

Revenue. Revenue for the period was 849.1 billion JPY, an increase of 399.3 billion JPY, or 88.8%, compared to the same period of the previous year. Three months of revenue from products obtained through the acquisition of Shire (392.2 billion JPY) contributed to the growth.
Year-on-year change in revenue for this three months period in each of the therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 171.6 billion JPY, a year-on-year increase of 47.6 billion JPY, or 38.4%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 83.9 billion JPY, a year-on-year increase of 22.6 billion JPY, or 36.9%. U.S. market share growth was driven by further penetration of bio-naïve segment in UC and CD. In Japan, sales were increased with newly approved CD indication, and most recently, a regulatory filing was submitted in China. Sales of TAKECAB (for acid-related diseases) were 18.3 billion JPY, an increase of 4.0 billion JPY, or 28.1% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, added 15.1 billion JPY to our revenue.

•
Rare Diseases. Products obtained through the acquisition of Shire contributed 170.7 billion JPY of revenue in Rare Diseases in the period. The biggest contributors in each area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 18.8 billion JPY, 42.7 billion JPY, and 14.5 billion JPY, respectively.

•
PDT Immunology. In PDT (Plasma-Derived Therapies) Immunology, revenue increased by 86.0 billion JPY to 90.2 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 68.0 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 22.2 billion JPY.

•
Oncology. In Oncology, revenue was 106.5 billion JPY, a year-on-year increase of 7.5 billion JPY, or 7.6%. Sales of NINLARO (for multiple myeloma) were 18.3 billion JPY, an increase of 4.3 billion JPY, or 30.8%, versus the same period of the previous year, reflecting strong growth in sales particularly in several regions such as the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 1.8 billion JPY, or 16.4%, to 12.7 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. ALUNBRIG (for non-small cell lung cancer) increased by 0.6 billion JPY, or 52.8% to 1.7 billion JPY, as it continues to launch in European countries, and VELCADE (for multiple myeloma) slightly increased its sales by 0.3 billion JPY, or 1.0% compared to the same period of the previous year with 31.7 billion JPY.

•
Neuroscience. In Neuroscience, revenue was 111.9 billion JPY, a year-on-year increase of 87.6 billion JPY, or 360.4%. This increase was largely attributable to the neuroscience portfolio obtained through the Shire acquisition, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 68.8 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 17.4 billion JPY, an increase of 3.3 billion JPY, or 23.4%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy.

(Note) For more details of sales by product, please refer to the Data Book which is the supplementary material for the financial statements.
Takeda’s web-site
https://www.takeda.com/investors/reports/

Revenue by Geographic Region:
Billion JPY; percentages are portion of total revenue

Revenue:	FY2018 Q1		FY2019 Q1
Japan	144.3	32.1%	152.3	17.9%
United States	161.1	35.8%	415.7	49.0%
Europe and Canada	79.1	17.6%	165.2	19.5%
Russia/CIS	14.1	3.1%	19.0	2.2%
Latin America	18.5	4.1%	37.4	4.4%
Asia (excluding Japan)	26.9	6.0%	41.0	4.8%
Other	5.8	1.3%	18.5	2.2%
Total	449.8	100.0%	849.1	100.0%
Cost of Sales. Cost of Sales increased 180.0 billion JPY, or 149.3%, to 300.6 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the Shire acquisition and by the 84.5 billion JPY non-cash charge, mainly from the unwind of the fair value step up on the inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 94.2 billion JPY, or 64.9%, to 239.2 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from Shire integration.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 44.9 billion JPY, or 62.4%, to 116.9 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 124.2 billion JPY, or 517.2%, to 148.3 billion JPY compared to the same period of the previous year. This primarily represents 109.1 billion JPY amortization of intangible assets related to the assets obtained through Shire acquisition and an impairment charge of 15.6 billion JPY related to the Company's decision to terminate the SHP616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income decreased 2.6 billion JPY, or 28.2%, to 6.7 billion JPY compared to the same period of the previous year. The decrease was primarily due to decreased gains on sale of Property, Plant and Equipment of 5.1 billion JPY compared to the same period of previous year which was partially offset by a 2.2 billion JPY gain on sale of the shares of Axcelead Drug Discovery Partners, Inc. recorded in the current period.
Other Operating Expenses. Other Operating Expenses increased by 42.3 billion JPY to 41.0 billion JPY compared to the same period of the previous year, primarily due to an increase of 27.5 billion JPY in restructuring expenses resulting from the Shire integration. The valuation reserve for pre-launch inventories also was negatively impacted by 12.3 billion JPY comprised of a 3.1 billion JPY recorded for the three months period ended June 30, 2019 and a 9.2 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 89.0 billion JPY, or 90.0% compared to the same period of the previous year to 9.9 billion JPY.
Net Finance Income / (Expenses). Net Finance Expenses were 37.4 billion JPY in the current period, an increase of 28.8 billion JPY compared to the same period of previous year, mainly due to interest on bonds and loans used to partially fund the Shire acquisition as well as interest on debt assumed from Shire.

Income Tax expenses. Income Tax Expenses decreased 20.3 billion JPY, or 128.8% from 15.8 billion JPY for the same period of the previous year to tax benefit of 4.6 billion JPY for the current period. This decrease was mainly due to decrease in Profit Before Tax resulting from the impact of purchase price allocation, such as amortization expense and inventory unwind, and integration costs, related to the Shire acquisition.

Net Profit (Loss) for the Period. Net Profit (Loss) for the Period decreased 98.7 billion JPY, or 126.4%, to -20.6 billion JPY for the period ended June 30, 2019.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(ii) Underlying Results (April 1 to June 30, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reported periods.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented.

Core Operating Profit* represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
* From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2019 Q1
Underlying Revenue Growth*	-0.8%
Underlying Core Operating Profit Margin	32.4%
Underlying Core EPS	123.56JPY
* Growth versus FY2018 Q1 pro-forma revenue (3-month April-June 2018 combined revenue of Legacy Takeda and Legacy Shire, excluding oncology business)

Underlying Revenue Growth was -0.8% compared to the same three months period of the previous year. Revenue attributable to Takeda’s 14 global brands* grew by 22.2%, which was fully offset by the negative impact mainly from intensified competition and generic erosion lead to an overall decrease in underlying revenue.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

•
GI. In Gastroenterology, underlying revenue increased by 7.9% compared to the same period of the previous year. Growth of ENTYVIO (+36.8%) and TAKECAB (+28.1%) fully absorbed the declines of off-patented products such as pantoprazole (-25.0%), lansoprazole (-18.9%), and LIALDA (-51.7%), which all faced further generic erosion.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 9.9% due to higher competitive pressure. This was especially the case in Rare Hematology (-12.6%), where sales of both ADVATE (-18.1%) and FEIBA (-36.8%) for hemophilia A significantly declined largely due to competition, partially offset by growth of ADYNOVATE (+25.9%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-19.9%) reflect lower sales of CINRYZE (-50.8%) and FIRAZYR (-60.4%) due to stocking in the prior year, fewer patients on CINRYZE, and less utilization of FIRAZYR, partially offset by TAKHZYRO sales in the U.S.

•
PDT Immunology. Underlying revenue of PDT Immunology was stable at 1.6% growth. Immunoglobulin products declined by 1.9% due to phasing of IVIG (intravenous immunoglobulin) shipments offset in part by growth in SCIG (subcutaneous immunoglobulin) patients on therapy. Albumin products increased by 14.1%.

•
Oncology. In Oncology, the year-over-year increase was 8.1%, led by NINLARO (+29.8%) and ADCETRIS (+26.6%). ALUNBRIG also marked a growth rate of 51.1%. The only Oncology product that declined on an underlying basis was VELCADE (-1.3%) with ex-US royalty income decreased by 30.9% due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, underlying revenue increased by 10.1% due to the growth of VYVANSE (+12.8%) and TRINTELLIX (+20.7%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 36.6% due to greater impacts from generic competition.

Underlying Revenue Growth* by Therapeutic Area
GI	+7.9%
Rare Diseases	-9.9%
Rare Metabolic	+3.9%
Rare Hematology	-12.6%
Hereditary Angioedema	-19.9%
PDT Immunology	+1.6%
Oncology	+8.1%
Neuroscience	+10.1%
Other	-9.7%
Total	-0.8%
* Growth versus FY2018 Q1 pro-forma revenue (3-month April-June 2018 combined revenue of Legacy Takeda and Legacy Shire, excluding oncology business)

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, which divestiture completed in July 2019, and TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products, with completion of divestiture expected to occur within FY2019.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

Underlying Core Operating Profit Margin for the current period was 32.4%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the Shire integration.

Core Operating Profit, which excludes items unrelated to Takeda's core operations such as Shire integration related costs and non-cash expenses from purchase accounting, for the period was 283.0 billion JPY.

Underlying Core EPS for the current period was 123.56 JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2019 were 13,550.4 billion JPY, reflecting a decrease of 349.6 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible assets decreased by 105.8 billion JPY and 280.0 billion JPY, respectively, mainly due to FX impact and amortization of intangible assets. In addition, Cash and Cash Equivalents decreased by 108.3 billion JPY primarily from paying dividends. These decreases were partially offset by an increase of 154.3 billion JPY in Property, Plant and Equipment mainly due to the new accounting standards for leases (IFRS 16)*.
* IFRS 16 requires the value of leases to be recorded on the balance sheet as long term assets with a corresponding long term liability, see below for discussion regarding the liability.

Liabilities. Total Liabilities as of June 30, 2019 were 8,676.0 billion JPY, reflecting a decrease of 60.5 billion JPY compared to the previous fiscal year-end mainly driven by Bonds and Loans decrease of 98.3 billion JPY to 5,652.6 billion JPY** mainly due to FX impact. The 500.0 billion JPY Hybrid bonds were issued in June while Loans decreased by 500.0 billion JPY due to redemption of the Syndicated Loans. In addition, Deferred Tax Liabilities and Trade and Other Payables also decreased by 66.1 billion JPY and 48.5 billion JPY, respectively. These decreases were partially offset by an increase of 178.6 billion JPY in Other Non-Current Financial Liabilities mainly due to the adoption of IFRS 16 as noted above.
** The carrying amount of Bonds was 3,629.6 billion JPY and Loans was 2,023.1 billion JPY as of June 30, 2019. Breakdown of bonds and loans is as follows.

Bonds:

			Billion JPY
Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
14th Unsecured straight bonds	July, 2013	July, 2019	60.0
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar dominated senior notes (1,925 million USD)	June, 2015	June 2020~ June 2045	206.6
Unsecured US dollar dominated senior notes (12,100 million USD)	September, 2016	September 2019~ September 2026	1,250.0
Unsecured US dollar dominated senior notes (500 million USD)	July, 2017	January, 2022	53.7
Unsecured Euro dominated senior notes (7,500 million EUR)	November, 2018	November 2020~ November 2030	913.5
Unsecured US dollar dominated senior notes (5,500 million USD)	November, 2018	November 2020~ November 2028	589.5
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.2
Total			3,629.6

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

Loans:

			Billion JPY
Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July 2019 ~ July 2020	120.0
Syndicated Loans	April, 2016	April 2023 ~ April 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans (1,500 million USD)	April, 2017	April, 2027	161.3
Syndicated Loans (3,987 million USD)	January, 2019	January, 2024	429.7
Syndicated Loans (3,047 million EUR)	January, 2019	January, 2024	373.4
Japan Bank for International Cooperation (3,700 million USD)	January, 2019	December, 2025	398.6
Other			226.7
Total			2,023.1

Equity. Total Equity as of June 30, 2019 was 4,874.5 billion JPY, a decrease of 289.1 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 164.3 billion JPY in Retained Earnings resulting from Dividends payment of 140.8 billion JPY, and a 129.5 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.

Consolidated Cash Flow

	Billion JPY
	FY2018 Q1	FY2019 Q1
Net Cash from (used in) operating activities	40.5	120.8
Net Cash from (used in) investing activities	(17.1)	(41.6)
Net Cash from (used in) financing activities	(82.2)	(177.7)
Net increase (decrease) in cash and cash equivalents	(58.8)	(98.5)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(0.5)	(10.5)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	(3.8)	0.6
Cash and cash equivalents at the end of the period	231.5	593.7
Net cash from operating activities was 120.8 billion JPY for the current period compared to 40.5 billion JPY for the same period of the previous year. The increase of 80.3 billion JPY was driven by certain favorable non-cash adjustments such as an increase in depreciation and amortization of 137.8 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire and a decrease in inventories by 65.1 billion JPY primarily attributable to the unwind of the fair value step up recorded in relation to the acquisition of Shire.
This also includes other favorable adjustments such as an increase in net financial income and expenses by 28.8 billion JPY primarily due to the interest expenses in connection with the financing for the acquisition of Shire.
These were partially offset by a decrease in net profit of 98.7 billion JPY and an increase of income taxes paid by 46.1 billion JPY mainly resulting from payments of income tax by the legacy Shire entities.
Net cash used in investing activities was 41.6 billion JPY for the current period compared to 17.1 billion JPY for the same period of the previous year. This increase in net cash used was mainly due to a decrease of 11.5 billion JPY in proceeds from sales and redemption of investments and an increase of acquisition of property, plant and

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

equipment by 10.3 billion JPY.
Net cash used in financing activities was 177.7 billion JPY for the current period compared to 82.2 billion JPY for the same period of the previous year. This increase in net cash used was due to an increase of dividends paid by 67.8 billion JPY and an increase of interest paid by 28.7 billion JPY mainly resulting from the financing for the acquisition of Shire.
Net cash used in financing activities for the current period also included the proceeds of 500.0 billion JPY from the issuance of hybrid bonds and repayment of 500.0 billion JPY for the short-term syndicated loans.

(3) Outlook for Fiscal 2019
The full year forecast for consolidated reported results for fiscal 2019 has been revised from the previous forecast (announced on May 14, 2019), as follows:
FY2019 Reported Forecast
Billion JPY

	Previous Forecast (May 14, 2019)	Revised Forecast (July 31, 2019)	vs. Previous Forecast	vs. Fiscal 2018
Revenue	3,300.0	3,300.0	—	+1,202.8	+57.4%
Operating profit	(193.0)	(166.0)	+27.0	(371.0)	- %
Profit before tax	(369.0)	(342.0)	+27.0	(436.9)	- %
Net profit for the period (attributable to owners of the Company)	(383.0)	(367.7)	+15.3	(476.8)	- %
EPS (JPY)	(246.34)	(236.05)	+10.28	(349.55)	- %
Core Operating Profit*	883.0	910.0	+27.0	+450.7	+98.1%
* From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed as described in section (ii) Underlying Results (April 1 to June 30, 2019), Definition of Core and Underlying Growth.
The revised forecast in the table above reflects an updated assumption that no additional U.S. competitor for VELCADE will launch within FY2019. The above revised forecast includes the impact from the divestitures of XIIDRA, which was completed in July 2019, and TACHOSIL, which is expected to be completed within FY2019.
The revenue forecast has not been changed at 3,300.0 billion JPY, as VELCADE upside is expected to be fully offset by the divestitures of XIIDRA and TACHOSIL.
The Operating Profit forecast has been increased by 27.0 billion JPY to a loss of 166.0 billion JPY, reflecting VELCADE upside and the negative impact on profit from the XIIDRA and TACHOSIL divestitures.
Consequently, Core Operating Profit has been increased by 27.0 billion JPY to 910.0 billion JPY, an increase of 98.1% versus the prior year.
Reported EPS has been increased by 10.28 JPY to a loss of 236.05 JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

Major assumptions used in preparing the FY2019 Reported Forecast

		Billion JPY
	Fiscal 2018	Fiscal 2019
FX rates	1 USD = 111 JPY 1 Euro = 129 JPY 1 RUB = 1.7 JPY 1 BRL = 29.5 JPY 1 CNY = 16.5 JPY	1 USD = 111 JPY 1 Euro = 124 JPY 1 RUB = 1.7 JPY 1 BRL = 28.4 JPY 1 CNY = 16.4 JPY
R&D expenses	(368.3)	(491.0)
Shire acquisition related costs
Operating expenses (acquisition costs, etc.)	(25.3)	—
Other operating expenses (integration costs)	(59.6)	(154.0)
Financial expenses (interest costs, etc.)	(41.3)	(87.0)
Financial expenses*	(83.3)	(175.0)
Impact from Shire's purchase accounting (major items)
Cost of sales (unwind of inventory fair value adjustment)	(82.2)	(253.0)
Amortization of intangibles assets (Shire acquisition)	(99.2)	(439.0)
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(95.4)	(99.0)
Impairment losses on intangible assets	(8.7)	(121.0)
Capital expenditures*	244.6	180.0 - 230.0
* Forecast is newly disclosed from FY2019 Q1.
Management Guidance (Excluding any impact of divestitures)

	Previous Guidance (May 14, 2019)	Revised Guidance (July 31, 2019)
Underlying Revenue Growth*1, 2	Flat to slightly declining	Flat to slightly increasing
Underlying Core Operating Profit Margin	Mid-twenties %	Mid-to-high-twenties %
Underlying Core EPS	350 - 370 yen	360 - 380 yen
Annual dividend per share	180 yen	180 yen
*1 Constant Exchange Rate growth (applying FY2018 full year average foreign exchange rate)
*2 Compared to baseline of 3,300 billion JPY (rounded pro-forma April 2018 - March 2019 combined revenue of Legacy Takeda and Legacy Shire, converted at April 2018 - March 2019 average exchange rate of 111 JPY/USD; also adjusted to remove the revenue from divested assets such as Techpool, Multilab, and TACHOSIL from Legacy Takeda, and the oncology portfolio and XIIDRA from Legacy Shire)
Takeda has upwardly revised its guidance for underlying revenue and profit to reflect VELCADE upside.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Income

		JPY (millions)
	Three months period ended June 30, 2018	Three months period ended June 30, 2019
Revenue	449,834	849,121
Cost of sales	(120,590)	(300,592)
Selling, general and administrative expenses	(145,028)	(239,213)
Research and development expenses	(71,966)	(116,866)
Amortization and impairment losses on intangible assets associated with products	(24,021)	(148,258)
Other operating income	9,284	6,666
Other operating expenses	1,357	(40,992)
Operating profit	98,870	9,866
Finance income	6,227	8,668
Finance expenses	(14,794)	(46,064)
Share of profit of investments accounted for using the equity method	3,560	2,344
Profit (loss) before tax	93,863	(25,186)
Income tax (expenses) benefit	(15,783)	4,550
Net profit (loss) for the period	78,080	(20,636)
Attributable to:
Owners of the Company	78,242	(20,660)
Non-controlling interests	(162)	24
Net profit (loss) for the period	78,080	(20,636)
Earnings per share (JPY)
Basic earnings (loss) per share	100.05	(13.28)
Diluted earnings (loss) per share	99.49	(13.28)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(2) Condensed Interim Consolidated Statements of Other Comprehensive Income

		JPY (millions)
	Three months period ended June 30, 2018	Three months period ended June 30, 2019
Net profit (loss) for the period	78,080	(20,636)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	3,729	(4,277)
Remeasurement loss of defined benefit plans	(965)	(2,403)
	2,764	(6,680)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,962	(123,444)
Cash flow hedges	2,588	(1,120)
Hedging cost	47	(383)
Share of other comprehensive loss of investments accounted for using the equity method	(90)	(0)
	8,507	(124,947)
Other comprehensive income (loss) for the period, net of tax	11,271	(131,627)
Total comprehensive income (loss) for the period	89,351	(152,263)
Attributable to:
Owners of the Company	89,594	(152,496)
Non-controlling interests	(243)	233
Total comprehensive income for the period	89,351	(152,263)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	As of March 31, 2019	As of June 30, 2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	1,326,775	1,481,113
Goodwill	4,170,390	4,064,572
Intangible assets	4,860,368	4,580,341
Investments accounted for using the equity method	114,658	122,422
Other financial assets	192,241	186,515
Other non-current assets	87,472	94,213
Deferred tax assets	88,991	89,092
Total non-current assets	10,840,895	10,618,268
CURRENT ASSETS
Inventories	984,739	902,522
Trade and other receivables	741,907	760,144
Other financial assets	23,276	21,342
Income taxes receivable	7,212	28,485
Other current assets	109,666	108,093
Cash and cash equivalents	702,093	593,745
Assets held for sale	490,235	517,825
Total current assets	3,059,128	2,932,156
Total assets	13,900,023	13,550,424

		JPY (millions)
	As of March 31, 2019	As of June 30, 2019
LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES
Bonds and loans	4,766,005	5,131,983
Other financial liabilities	235,786	414,357
Net defined benefit liabilities	156,513	158,168
Accrued income taxes	61,900	60,324
Provisions	35,364	28,646
Other non-current liabilities	75,174	66,143
Deferred tax liabilities	875,813	809,729
Total non-current liabilities	6,206,555	6,669,350
CURRENT LIABILITIES
Bonds and loans	984,946	520,665
Trade and other payables	327,394	278,886
Other financial liabilities	47,340	71,573
Accrued income taxes	119,485	93,956
Provisions	392,733	387,816
Other current liabilities	437,888	435,670
Liabilities held for sale	220,094	218,057
Total current liabilities	2,529,880	2,006,623
Total liabilities	8,736,435	8,675,973

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

		JPY (millions)
	As of March 31, 2019	As of June 30, 2019
EQUITY
Share capital	1,643,585	1,668,092
Share premium	1,650,232	1,658,105
Treasury shares	(57,142)	(84,895)
Retained earnings	1,569,365	1,405,026
Other components of equity	353,542	224,037
Equity attributable to owners of the company	5,159,582	4,870,365
Non-controlling interests	4,006	4,086
Total equity	5,163,588	4,874,451
Total liabilities and equity	13,900,023	13,550,424

(*)Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations for the three months period ended June 30, 2019. From this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively revised. For details, please refer to "(6) Notes to Condensed Interim Consolidated Financial Statements (Business Combinations)".

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(4) Condensed Interim Consolidated Statements of Changes in Equity
Three months period ended June 30, 2018 (From April 1 to June 30, 2018)

							JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets
As of April 1, 2018	77,914	90,740	(74,373)	1,557,307	272,597	-	73,037
Cumulative effects of changes in accounting policies				15,401		84,672	(73,037)
Adjusted opening balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	-
Net profit (loss) for the period				78,242
Other comprehensive income (loss)					6,603	3,688
Comprehensive income (loss) for the period	-	-	-	78,242	6,603	3,688	-
Issuances of new shares	9	9
Acquisitions of treasury shares			(1,153)
Disposals of treasury shares		(0)	1
Dividends				(71,188)
Changes in ownership				(1,413)	228
Transfers from other components of equity				14,948		(15,914)
Share-based compensation		3,931
Exercise of share-based awards		(17,126)	17,526
Transfers to other comprehensive income related to assets held for sale					(6,123)	11
Total transactions with owners	9	(13,186)	16,374	(57,653)	(5,895)	(15,903)	-
As of June 30, 2018	77923	77554	(57999)	1593297	273305	72457	-

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total		Total	Non-controlling interests	Total equity
As of April 1, 2018	3,391	1,606	-	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	(1,378)			10,257		25,658	(10)	25,648
Adjusted opening balance	2,013	1,606	-	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit (loss) for the period				-		78,242	(162)	78,080
Other comprehensive income (loss)	2,588	47	(966)	11,960	(608)	11,352	(81)	11,271
Comprehensive income (loss) for the period	2,588	47	(966)	11,960	(608)	89,594	(243)	89,351
Issuances of new shares				-		18		18
Acquisitions of treasury shares				-		(1,153)		(1,153)
Disposals of treasury shares				-		1		1
Dividends				-		(71,188)	(168)	(71,356)
Changes in ownership				228		(1,185)	3,510	2,325
Transfers from other components of equity			966	(14,948)		-		-
Share-based compensation				-		3,931		3,931
Exercise of share-based awards				-		400		400
Transfers to other comprehensive income related to assets held for sale				(6,112)	6,112	-		-
Total transactions with owners	-	-	966	(20,832)	6,112	(69,176)	3,342	(65,834)
As of June 30, 2018	4,601	1,653	-	352,016	709	2,043,500	23,074	2,066,574

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

 Three months period ended June 30, 2019 (From April 1 to June 30, 2019)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,569,365	302,791	46,380	-
Cumulative effects of changes in accounting policies				(512)
Adjusted opening balance	1,643,585	1,650,232	(57,142)	1,568,853	302,791	46,380	-
Net profit (loss) for the period				(20,660)
Other comprehensive income (loss)					(123,612)	(4,318)
Comprehensive income (loss) for the period	-	-	-	(20,660)	(123,612)	(4,318)	-
Issuances of new shares	24,507	24,507
Acquisitions of treasury shares			(49,012)
Disposals of treasury shares		(0)	0
Dividends				(140,836)
Transfers from other components of equity				(2,331)		(72)
Share-based compensation		4,277
Exercise of share-based awards		(20,911)	21,259
Total transactions with owners	24,507	7,873	(27,753)	(143,167)	-	(72)	-
As of June 30, 2019	1,668,092	1,658,105	(84,895)	1,405,026	179,179	41,990	-

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Tota1		Total	Non-controlling interests	Total equity
As of April 1, 2019	2,959	1,412	-	353,542	-	5,159,582	4,006	5,163,588
Cumulative effects of changes in accounting policies				-		(512)		(512)
Adjusted opening balance	2,959	1,412	-	353,542	-	5,159,070	4,006	5,163,076
Net profit (loss) for the period				-		(20,660)	24	(20,636)
Other comprehensive income (loss)	(1,120)	(383)	(2,403)	(131,836)		(131,836)	209	(131,627)
Comprehensive income (loss) for the period	(1,120)	(383)	(2,403)	(131,836)	-	(152,496)	233	(152,263)
Issuances of new shares				-		49,014		49,014
Acquisitions of treasury shares				-		(49,012)		(49,012)
Disposals of treasury shares				-		0		0
Dividends				-		(140,836)	(153)	(140,989)
Transfers from other components of equity			2,403	2,331		-		-
Share-based compensation				-		4,277		4,277
Exercise of share-based awards				-		348		348
Total transactions with owners	-	-	2,403	2,331	-	(136,209)	(153)	(136,362)
As of June 30, 2019	1,839	1,029	-	224,037	-	4,870,365	4,086	4,874,451

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three months period ended June 30, 2018	Three months period ended June 30, 2019
Cash flows from operating activities:
Net profit (loss) for the period	78,080	(20,636)
Depreciation and amortization	38,562	176,332
Impairment losses	7	17,425
Equity-settled share-based compensation	3,931	4,277
Loss (gain) on sales and disposal of property, plant and equipment	(5,682)	129
Gain on divestment of business and subsidiaries	(1,133)	(2,837)
Change in fair value of contingent consideration	170	2,203
Finance income and expenses, net	8,567	37,396
Share of profit of investments accounted for using the equity method	(3,560)	(2,344)
Income tax expenses (benefit)	15,783	(4,550)
Changes in assets and liabilities:
Increase in trade and other receivables	(41,240)	(44,885)
Decrease (Increase) in inventories	(12,453)	52,642
Decrease in trade and other payables	(4,726)	(30,296)
Increase (decrease) in provisions	(9,214)	9,149
Other, net	(12,815)	(13,535)
Cash generated from operations	54,277	180,470
Income taxes paid	(13,806)	(59,894)
Tax refunds and interest on tax refunds received	-	213
Net cash from operating activities	40,471	120,789
Cash flows from investing activities:
Interest received	553	1,574
Dividends received	1,305	1,169
Acquisition of property, plant and equipment	(19,607)	(29,859)
Proceeds from sales of property, plant and equipment	5,960	118
Acquisition of intangible assets	(15,656)	(13,122)
Acquisition of investments	(7,305)	(3,133)
Proceeds from sales and redemption of investments	25,946	14,458
Acquisition of businesses, net of cash and cash equivalents acquired	(59,968)	(4,650)
Proceeds from withdrawal of restricted deposits	63,919	-
Other, net	(12,237)	(8,158)
Net cash used in investing activities	(17,090)	(41,603)
Cash flows from financing activities:
Net decrease in short-term loans	(78)	(500,164)
Proceeds from issuance of bonds and long-term loans	-	496,190
Purchase of treasury shares	(1,153)	(3)
Interest paid	(2,434)	(31,176)
Dividends paid	(64,970)	(132,749)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2018: Repayments of obligations under finance lease)	(630)	(7,466)
Facility fees paid for loan agreements	(10,353)	-
Other, net	(154)	(632)
Net cash used in financing activities	(82,164)	(177,700)
Net decrease in cash and cash equivalents	(58,783)	(98,514)
Cash and cash equivalents at the beginning of the year	294,522	702,093
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722
Effects of exchange rate changes on cash and cash equivalents	(497)	(10,463)
Cash and cash equivalents at the end of the period	235,693	593,745
Cash and cash equivalents reclassified to assets held for sale	(4,213)	-
Cash and cash equivalents at the end of the period	231,480	593,475
(Condensed interim consolidated statements of financial position)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(6) Notes to Condensed Interim Consolidated Financial Statements
(Going Concern Assumption)
Three months period ended June 30, 2019 (April 1 to June 30, 2019)
Not applicable.

(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2019 except for the policies required by IFRS 16 'Leases'.
Takeda calculated income tax expenses for the three months period ended June 30, 2019, based on the estimated average annual effective tax rate.
IFRS 16 'Leases' (“IFRS 16”)
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 'Leases' (“IAS 17”) and IFRIC 4 'Determining whether an Arrangement contains a Lease' ("IFRIC 4") and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (ROU) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses. In the statements of cash flow, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statements of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the condensed interim consolidated statements of cash flows, cash outflow of 7,572 million JPY for the three months ended June 30, 2019 was presented in 'net cash from (used in) financing activities' instead of 'net cash from operating activities'. Other impact of applying IFRS 16 to the condensed interim consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17;

–	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

–
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made applying IAS 17 and IFRIC 4.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:

As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of income when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.
As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

(Significant Changes in Equity Attributable to Owners of the Company)
Three months period ended June 30, 2019 (April 1 to June 30, 2019)
Not applicable.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

(Business Combinations)
There have been no significant business combinations for the three months period ended June 30, 2019.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired and the liabilities assumed, as of March 31, 2019, were provisional and subject to change. Takeda performed additional analysis and further facts came to light for the three months period ended June 30, 2019. Accordingly, the provisional fair values for certain assets acquired and the liabilities assumed were adjusted as follows:
Fair value of assets acquired, liabilities assumed as of the acquisition date

			JPY (millions)
	Provisional fair value as of March 31, 2019	Adjustments	Provisional fair value as of June 30, 2019
Cash and cash equivalents	227,223	-	227,223
Trade and other receivables	326,154	-	326,154
Inventories	825,985	(1,972)	824,013
Property, plant & equipment	684,487	10,073	694,560
Intangible assets	3,899,298	-	3,899,298
Assets held for sale	463,526	10,300	473,826
Other assets	103,283	-	103,283
Trade and other payables	(61,382)	-	(61,382)
Provisions	(342,202)	-	(342,202)
Bonds and loans	(1,603,199)	-	(1,603,199)
Deferred tax liabilities	(809,667)	(8,605)	(818,272)
Liabilities held for sale	(196,294)	(18,633)	(214,927)
Other liabilities	(354,139)	-	(354,139)
Basis adjustments	(37,107)	-	(37,107)
Goodwill	3,087,369	8,837	3,096,206
Total	6,213,335	-	6,213,335

As a result of the adjustments,Takeda retrospectively restated the corresponding balances as of March 31, 2019 in the condensed interim consolidated statements of financial position. Property, plant & equipment, goodwill, assets held for sale, deferred tax liabilities, and liabilities held for sale increased by 10,244 million JPY, 8,987 million JPY, 10,475 million JPY, 8,752 million JPY, and 18,949 million JPY, respectively while inventories decreased by 2,005 million JPY.
Further details of the basis for the measurement of the assets acquired and the liabilities assumed are still under review, and therefore the purchase price allocation has not been completed.

(Significant Subsequent Events)
Not applicable.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

APPENDIX
1 Reconciliation from Reported Revenue to Underlying Revenue
2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
3 Reconciliation from Reported to Core/Underlying Core - FY2019Q1
4 Reconciliation from Reported to Core - FY2018Q1

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

1 Reconciliation from Reported Revenue to Underlying Revenue

	Q1
(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	449.8	849.1	+399.3	+ 88.8%
Shire Revenue	421.7	—
Pro-forma Revenue	871.5	849.1	(22.4)	(2.6)%
FX effects*2				+1.4pp
Divestitures*3				+0.4pp
Techpool & Multilab				+0.5pp
XIIDRA & TACHOSIL				+0.1pp
Others				(0.3)pp
Underlying Revenue Growth				(0.8)%

*1 FY2018 Q1 revenue is a pro-forma based, adding Shire's 3 month (April June 2018) revenue previously reported under US GAAP has been conformed to IFRS, without material differences, excluding the oncology business which was divested in August 2018, converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are FY2018 Q1 revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd., and Multilab Indstria e Comrcio de Produtos Farmacuticos Ltda., both divested in FY2018, and FY2018 Q1 and FY2019 Q1 revenue of XIIDRA of which divestiture completed in July 2019 and TACHOSIL as Takeda agreed in May 2019 to divest this product, with completion of divestiture expected to occur within FY2019.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018 Q1		FY2019 Q1
(BN YEN)	Reported*1	FX	Reported	FX	Underlying Growth
GI	159.3	+1.5	171.6	+1.9	+7.9%
Legacy Shire	35.3	+0.5	28.6	+0.3	(19.4)%
LIALDA	11.7	+0.1	5.6	+0.1	(51.7)%

Rare Diseases	194.3	+0.1	170.7	+4.5	(9.9)%
Rare Metabolic	49.4	(0.5)	48.9	+2.0	+3.9%
Rare Hematology	105.2	+0.1	89.9	+2.1	(12.6)%
ADVATE	53.7	(0.2)	42.7	+1.1	(18.1)%
ADYNOVATE	13.2	+0.2	16.7	+0.1	+25.9%
FEIBA	21.5	(0.2)	13.1	+0.5	(36.8)%
Hereditary Angioedema	39.7	+0.5	31.9	+0.4	(19.9)%
FIRAZYR	23.0	+0.3	9.0	+0.2	(60.4)%
TAKHZYRO	—	—	14.5	0.0	－
CINRYZE	14.8	+0.2	7.3	+0.1	(50.8)%

PDT Immunology	89.1	+0.6	90.2	+1.0	+1.6%
Legacy Shire	84.9	+0.6	85.6	+1.0	+1.2%
Immunoglobulin	69.5	+0.6	68.0	+0.8	(1.9)%
Legacy Shire	66.4	+0.6	64.6	+0.8	(2.4)%
Albumin	19.6	+0.1	22.2	+0.2	+14.1%
Legacy Shire	18.5	+0.1	21.0	+0.2	+14.5%

Neuroscience	100.7	+1.4	111.9	+0.6	+10.1%
Legacy Shire	76.4	+1.1	83.8	+0.6	+8.9%
VYVANSE	60.4	+0.9	68.8	+0.4	+12.8%
ADDERALL XR	8.8	+0.1	5.7	(0.0)	(36.6)%

*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales which include Legacy Shire's products. FY2018 Q1 revenue is a pro-forma based, adding Shire's 3 month (April June 2018) revenue previously reported under US GAAP has been conformed to IFRS, without material differences, excluding the oncology business which was divested in August 2018, converted to JPY using FY2018 actual rate for the period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

3 Reconciliation from Reported to Core/Underlying Core - FY2019Q1

FY2019Q1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others		FX	Divestitures
Revenue	849.1	—	—	—	—	—	849.1	11.7	(17.2)
Cost of sales	(300.6)	—	—	—	84.5	—	(216.1)	(3.0)	2.0
Gross Profit	548.5	—	—	—	84.5	—	633.0	8.7	(15.2)
SG&A expenses	(239.2)	—	—	0.8	1.1	—	237.4	(3.0)	—
R&D expenses	(116.9)	—	—	4.3	(0.1)	—	(112.7)	(0.5)	—
Amortization of intangible assets	(132.2)	23.0	—	—	109.1	—	—	—	—
Impairment losses on intangible assets	(16.1)	16.1	—	—	—	—	—	—	—
Other operating income	6.7	—	(6.7)	—	—	—	—	—	—
Other operating expenses	(41.0)	—	9.4	31.6	—	—	—	—	—
Operating profit	9.9	39.1	2.7	36.7	194.5	—	283.0	5.1	(15.2)
Margin	1.2%						33.3%			32.4%
Financial income/expenses	(37.4)	—	—	4.5	—	0.9	(32.0)	0.5	—
Equity income/loss	2.3	—	—	—	—	—	2.3	0.6	—
Profit before tax	(25.2)	39.1	2.7	41.2	194.5	0.9	253.3	6.2	(15.2)
Tax expense	4.6	(7.1)	(7.9)	(8.2)	(36.1)	(0.2)	(54.9)	(1.0)	3.7
Non-controlling interests	—	—	—	—	—	—	—	—	—
Net profit	(20.7)	32.0	(5.2)	33.0	158.5	0.7	198.4	5.2	(11.5)
EPS (yen)	(13)						128	3	(7)	124
Number of shares (millions)	1,556						1,556			1,555

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

4 Reconciliation from Reported to Core - FY2018Q1

FY2018 Q1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others
Revenue	449.8	—	—	—	—	—	449.8
Cost of sales	(120.6)	—	—	—	—	—	(120.6)
Gross Profit	329.2	—	—	—	—	—	329.2
SG&A expenses	(145.0)	—	—	4.6	—	—	(140.5)
R&D expenses	(72.0)	—	—	—	—	—	(72.0)
Amortization of intangible assets	(23.7)	23.7	—	—	—	—	—
Impairment losses on intangible assets	(0.4)	0.4	—	—	—	—	—
Other operating income	9.3	—	(9.3)	—	—	—	—
Other operating expenses	1.4	—	(1.4)	—	—	—	—
Operating profit	98.9	24.0	(10.7)	4.6	—	—	116.8
Financial income/expenses	(8.6)	—	—	6	—	0.7	(1.9)
Equity income/loss	3.6	—	—	—	—	0.9	4.5
Profit before tax	93.9	24.0	(10.7)	10.6	—	1.6	119.4
Tax expense	(15.8)	(5.8)	3.2	-2.1	—	(1.3)	(21.8)
Non-controlling interests	0.2	—	—	—	—	—	0.2
Net profit	78.2	18.3	(7.5)	8.5	—	0.2	97.7
EPS (yen)	100						125
Number of shares (millions)	782						782

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

IMPORTANT NOTICE
For the purposes of this notice, report means this document (including its attachments and appendices) and any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (Takeda) in connection herewith. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, Takeda is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words we, us and our are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. In particular, this report contains forecasts and management estimates related to the financial and operational performance of Takeda. Without limitation, forward looking statements often include the words such as targets, plans, believes, hopes, continues, expects, aims, intends, will, may, should, would, could anticipates, estimates, projects, forecasts or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see Item 3. Key Information-D. Risk Factors in Takeda’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this report should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this report may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three Months
Period Ended June 30, 2019 (Consolidated)

considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to Legacy Takeda businesses are to our businesses held prior to our acquisition of Shire. References to Legacy Shire businesses are to those businesses acquired through the Shire acquisition.

This report includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.